Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                                New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                           October 10, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR

                                     Re: SCHEDULE 13G


Dear Commissioner:

     On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of 3.875% Series D, Convertible Preferred Stock of Federal Mogul Corp.

      Lehman Brothers Holdings Inc. is wiring the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

      If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.



                                                           Very truly yours,

                                                           /s/ Karen C. Manson
                                                           -------------------
                                                           Karen C. Manson
                                                           Vice President
                                                           Secretary


Enclosure

cc:      Federal Mogul Corp.
         New York Stock Exchange